Exhibit 99.1

June 26, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Submission of Post-Buyback Public Announcement for Buyback of equity shares of Wipro Limited (“Company”)

Pursuant to regulation 24(vi) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended, the Company has published the Post-Buyback Public Announcement for the Buyback of 60,00,00,000 (Sixty Crore) fully paid up Equity Shares of the Company of face value of ₹2/- (Rupees Two Only) each at a price of ₹250/- (Rupees Two Hundred and Fifty Only) per equity share on a proportionate basis from the equity shareholders of the Company as on the Record date i.e., June 5, 2026 through the tender offer process.

We are enclosing herewith copy of the Post-Buyback Public Announcement published on June 26, 2026 for your information and records.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary
Encl: As above

WWW.FINANCIALEXPRESS.COM

FINANCIAL EXPRESS

FRIDAY, JUNE 26, 2026

17

PUBLIC ANNOUNCEMENT

THIS IS A PUBLIC ANNOUNCEMENT FOR INFORMATION PURPOSES ONLY AND IS NOT A PROSPECTUS ANNOUNCEMENT AND DOES NOT CONSTITUTE AN INVITATION OR OFFER TO ACQUIRE, PURCHASE OR SUBSCRIBE TO SECURITIES. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY OUTSIDE INDIA. THERE WILL BE NO PUBLIC OFFERING OF EQUITY SHARES IN THE UNITED STATES.

For a Bright Future

JIVKAR

JIVKAR SEEDS LIMITED

(Please scan this QR Code to view the Draft Prospectus and Draft Abridged Prospectus)

Our Company was incorporated on April 24, 2000, as 'Jivkar Seeds Private Limited', a private limited company under the Companies Act, 1956, pursuant to a certificate of incorporation issued by the Registrar of Companies, Gujarat Dadra & Nagar Haveli. Further, upon conversion into a public company, the name of our Company was changed from 'Jivkar Seeds Private Limited' to 'Jivkar Seeds Limited', and a certificate of incorporation consequent upon conversion to a public company dated October 09, 2025 issued by Registrar of Companies Central Processing Centre. For further details, please refer "History and Certain Corporate Matters" beginning on page no 197 of the Draft Prospectus.

Registered Office: Plot No. R-15, SF-1, Gold Plaza Complex, B/H. D-Mart, Green City, Sector-26, (Gandhinagar) Sector 28, Gandhi Nagar - 382028, Gujarat, India.
Corporate Office: Survey No. 118, Dholakuva, Dholakuva Road, Dholakuva, Gandhi Nagar - 382845, Mansa, Gujarat, India.
Tel No: +91 9825425114 | **E-Mail ID:** cs@jivkar.com | **Website:** www.jivkar.com | **Corporate Identity Number:** U01119GJ2000PLC037833
Contact Person: Ruchi Dhananjaykumar Yagnik, Company Secretary & Compliance Officer

THE ARE PROMOTERS OF OUR COMPANY : SHAILESHKUMAR KARSANBHAI PATEL, MANJULABEN SAILESHKUMAR PATEL AND KRISHNA SHAILESHKUMAR PATEL

INITIAL PUBLIC ISSUE OF UPTO 26,00,000* EQUITY SHARES OF FACE VALUE OF ₹ 10/- EACH ("EQUITY SHARES") OF JIVKAR SEEDS LIMITED ("JIVKAR" OR THE "COMPANY" OR "THE ISSUER") FOR CASH AT A PRICE ₹ [●] PER EQUITY SHARE (INCLUDING A SHARE PREMIUM OF ₹ [●]/- PER EQUITY SHARE) ("THE ISSUE PRICE") AGGREGATING UPTO ₹ [●] LAKHS, OF WHICH [●] EQUITY SHARES OF FACE VALUE OF ₹ 10/- EACH FOR CASH AT A PRICE OF ₹ [●] PER EQUITY SHARE INCLUDING A SHARE PREMIUM OF ₹ [●] PER EQUITY SHARE AGGREGATING UPTO ₹ [●] LAKHS WILL BE RESERVED FOR SUBSCRIPTION BY MARKET MAKER TO THE ISSUE ("MARKET MAKER RESERVATION PORTION"). THE ISSUE LESS THE MARKET MAKER RESERVATION PORTION, I.E., NET ISSUE OF UPTO [●] EQUITY SHARES OF FACE VALUE OF ₹ 10/- EACH AT AN ISSUE PRICE OF ₹ [●]/- PER EQUITY SHARE INCLUDING A SHARE PREMIUM OF UPTO ₹ [●] AGGREGATING TO ₹ [●] LAKHS (IS HEREINAFTER REFERRED TO AS THE "NET ISSUE"). THE ISSUE AND THE NET ISSUE WILL CONSTITUTE UPTO [●]% AND [●]%, RESPECTIVELY OF THE POST ISSUE PAID UP EQUITY SHARE CAPITAL OF OUR COMPANY. FOR FURTHER DETAILS, PLEASE REFER TO SECTION TITLED "TERMS OF THE ISSUE" BEGINNING ON PAGE 284 OF THE DRAFT PROSPECTUS.

OUR COMPANY, IN CONSULTATION WITH THE LM, MAY CONSIDER AN ISSUE OF SPECIFIED SECURITIES, AS MAY BE PERMITTED UNDER APPLICABLE LAW TO ANY PERSON(S) OF UP TO 8,00,000 EQUITY SHARES PRIOR TO FILING OF THE PROSPECTUS WITH THE ROC ("PRE-IPO PLACEMENT"). THE PRE-IPO PLACEMENT, IF UNDERTAKEN, WILL BE AT A PRICE TO BE DECIDED BY OUR COMPANY, IN CONSULTATION WITH THE LM. IF THE PRE-IPO PLACEMENT IS COMPLETED, THE AMOUNT RAISED PURSUANT TO THE PRE-IPO PLACEMENT WILL BE REDUCED FROM THE ISSUE, SUBJECT TO COMPLIANCE WITH RULE 19(2)(b) OF THE SCRR. THE PRE-IPO PLACEMENT, IF UNDERTAKEN, SHALL NOT EXCEED 20% OF THE SIZE OF THE ISSUE. PRIOR TO THE COMPLETION OF THE ISSUE, OUR COMPANY SHALL APPROPRIATELY INTIMATE THE SUBSCRIBERS TO THE PRE-IPO PLACEMENT, PRIOR TO ALLOTMENT PURSUANT TO THE PRE-IPO PLACEMENT, THAT THERE IS NO GUARANTEE THAT OUR COMPANY MAY PROCEED WITH THE ISSUE OR THE ISSUE MAY BE SUCCESSFUL AND WILL RESULT INTO LISTING OF THE EQUITY SHARES ON THE STOCK EXCHANGE. FURTHER, RELEVANT DISCLOSURES IN RELATION TO SUCH INTIMATION TO THE SUBSCRIBERS TO THE PRE-IPO PLACEMENT (IF UNDERTAKEN) SHALL BE APPROPRIATELY MADE IN THE RELEVANT SECTIONS OF THE PROSPECTUS AND THE PROSPECTUS. THE FACE VALUE OF EQUITY SHARES IS ₹10/- EACH.

THE FACE VALUE OF THE EQUITY SHARES IS ₹10/- EACH. THE ISSUE PRICE IS [●] TIMES OF THE FACE VALUE OF THE EQUITY SHARES. THE PRICE BAND AND THE MINIMUM BID LOT WILL BE DECIDED BY OUR COMPANY, IN CONSULTATION WITH THE LEAD MANAGER AND WILL BE ADVERTISED IN ALL EDITIONS OF [●] (A WIDELY CIRCULATED ENGLISH NATIONAL DAILY NEWSPAPER), ALL EDITIONS OF [●] (A WIDELY CIRCULATED HINDI NATIONAL DAILY NEWSPAPER), AND ALL EDITIONS OF THE HINDI DAILY NEWSPAPER, [●] (HINDI BEING THE REGIONAL LANGUAGE OF, WHERE OUR REGISTERED OFFICE IS LOCATED), AT LEAST TWO WORKING DAYS PRIOR TO THE BID / ISSUE OPENING DATE AND SHALL BE MADE AVAILABLE TO BSE LIMITED FOR UPLOADING ON THEIR WEBSITE IN ACCORDANCE WITH THE SEBI ICDR REGULATIONS.

In case of any revision in the Price Band, the Bid / Issue Period will be extended by at least three additional Working Days after such revision in the Price Band, subject to the Bid / Issue Period not exceeding 10 Working Days. In cases of force majeure, banking strike or similar unforeseen circumstances, our Company may, in consultation with the LM, for reasons to be recorded in writing, extend the Bid / Issue Period for a minimum period of one Working Day, subject to the Bid / Issue Period not exceeding 10 Working Days. Any revision in the Price band and the revised Bid / Issue Period, if applicable, shall be widely disseminated by notification to the Stock Exchange, by issuing a public notice and also by indicating the change on the website of the LM and at the terminals of the Syndicate Members and by intimation to Designated Intermediaries and the Sponsor Bank, as applicable.

This Issue is being made through the Fixed Price process, in terms of Rule 19(2)(b)(i) of the Securities Contracts (Regulation) Rules, 1957, as amended ("**SCRR**") read with Regulation 252 of the SEBI ICDR Regulations and in compliance with Regulation 253(1) and Regulation 253(2) of the SEBI ICDR Regulations wherein not more than 50% of the Net Issue shall be available for allocation on a proportionate basis to Qualified Institutional Buyers ("**QIBs**", the "**QIB Portion**"), provided that our Company in consultation with the LM, may allocate up to 60% of the QIB Portion to Anchor Investors and the basis of such allocation will be on a discretionary basis by our Company in consultation with the LM, in accordance with the SEBI ICDR Regulations (the "**Anchor Investor Portion**"), of which, 40% shall be reserved in the following manner: (i) 33.33% shall be available for allocation to domestic Mutual Funds, and (ii) 6.67% shall be available for Life Insurance Companies and Pension Funds, subject to valid Bids being received from domestic Mutual Funds, Life Insurance Companies and Pension Funds at or above the Anchor Investor Allocation Price. In the event of under-subscription in (ii) above, the allocation may be made to domestic Mutual Funds. In the event of under-subscription, or non-allocation in the Anchor Investor Portion, the balance Equity Shares shall be added to the QIB Portion (other than Anchor Investor Portion) ("**Net QIB Portion**"). Further, 5% of the Net QIB Portion shall be available for allocation on a proportionate basis only to Mutual Funds, subject to valid Bids being received at or above the Issue Price, and the remainder of the Net QIB Portion shall be available for allocation on a proportionate basis to all QIBs (other than Anchor Investors), including Mutual Funds, subject to valid Bids being received at or above the Issue Price. Further, not less than 15% of the Net Issue shall be available for allocation to Non-Institutional Bidders ("**Non-Institutional Portion**") on a proportionate basis to Non-Institutional Bidders out of which (a) one third of the portion available to non-institutional bidders shall be reserved for applicants with application size of more than two lots and up to such lots equivalent to not more than ₹10.00 lakhs; (b) two third of the portion available to non-institutional bidders shall be reserved for applicants with application size of more than ₹10.00 lakhs provided that the unsubscribed portion in either of such sub-categories may be allocated to applicants in the other sub-category of Non-Institutional Bidders. Further, not less than 35% of the Net Issue shall be available for allocation to Individual Bidders in accordance with the SEBI ICDR Regulations, subject to valid Bids being received from them at or above the Issue Price ("**Individual Bidder Portion**"). All Bidders (except Anchor Investors) shall mandatorily participate in this Issue only through the Application Supported by Blocked Amount ("**ASBA**") process and shall provide details of their respective bank account (including UPI ID (defined hereinafter) in case of UPI Bidders (defined hereinafter)) in which the Bid Amount will be blocked by the Self Certified Syndicate Banks ("**SCSBs**") or the Sponsor Bank, as the case may be. Anchor Investors are not permitted to participate in the Anchor Investor Portion through the ASBA process. For further details, see *"Issue Procedure"* on page 296 of the DP.

This public announcement is made in compliance with pursuant to regulation 247 of the SEBI ICDR Regulations, which states that the DP filed with the BSE SME shall be made available to the public for comments, if any, for a period of at least 21 days, from the date of such filing by hosting it on the website of the BSE SME at www.bsesme.com, and the website of the Company at : www.jivkar.com, and at the website LM, i.e. **Horizon Management Private Limited** www.horizonmanagement.in Our Company hereby invites the members of the public to give their comments to BSE SME, to Company Secretary and Compliance Officer of our Company and/or the LM at their respective addresses mentioned below. All comments must be received by BSE SME and/or our Company and/or LM in relation to the Issue on or before 5 p.m. on the 21st day from the aforesaid date of filing the DP with BSE SME.

Investments in equity and equity-related securities involve a degree of risk and investors should not invest any funds in the Issue unless they can afford to take the risk of losing their entire investment. Investors are advised to read the risk factors carefully before taking an investment decision in the Issue. For taking an investment decision, investors must rely on their own examination of our Company and the Issue, including the risks involved. The Equity Shares in the Issue have not been recommended or approved by the SEBI, nor does SEBI guarantee the accuracy or adequacy of the contents of the DP. Specific attention of the investors is invited to *"Risk Factors"* on page 21 of the DP.

Any decision to invest in the Equity Shares described in the DP may only be made after the Prospectus has been filed with the RoC and must be made solely on the basis of such Prospectus as there may be material changes in the prospectus from the DP. The Equity Shares, when offered, through the prospectus, are proposed to be listed on BSE SME.

For details of the main objects of the Company as contained in its Memorandum of Association, see *"History and Certain Corporate Matters"* on page 197 of the DP. The liability of the members of the Company is limited. For details of the share capital and capital structure of the Company and the names of the signatories to the Memorandum of Association and the number of shares subscribed by them see *"Capital Structure"* on page 63 of the DP.

LEAD MANAGER TO THE ISSUE	REGISTAR TO THE ISSUE	COMPANY SECRETARY AND COMPLIANCE OFFICER
HORIZON MANAGEMENT PRIVATE LIMITED 19 R N Mukherjee Road, Main Building, 2nd Floor, Kolkata - 700 001, West Bengal, India. **Telephone:** +91 33 4600 0607 **Facsimile:** +91 33 4600 0607 **E-mail:** smeipo@horizon.net.co **Website:** www.horizonmanagement.in **Investor grievance:** investor.relations@horizon.net.co **SEBI Registration Number:** INM000012926 **Contact Person:** Narendra Bajaj	Skyline **SKYLINE FINANCIAL SERVICES PRIVATE LIMITED** D-153A, 1st Floor, Okhla Industrial Area Phase - I, New Delhi- 110020, India **Telephone:** 0-11-40450193-197 **Facsimile:** 0-11-26812683 **E-mail:** mailto:ipo@skylinerta.com **Website:** http://www.skylinerta.com **Investor grievance: mailto:** grievances@skylinerta.com **SEBI Registration Number:** INR000003241 **Contact Person:** Anuj Kumar	**Ruchi Dhananjaykumar Yagnik** Plot No. R-15, SF-1, Gold Plaza Complex, B/H. D-Mart, Green City, Sector-26, (Gandhinagar) Sector 28, Gandhi Nagar-382028, Gujarat, India. **Telephone:** +91 9825425114 **E-mail:** cs@jivkar.com **Investor Grievance Email Id:** cs@jivkar.com Investors can contact our Company Secretary and Compliance Officer, Lead Manager or Registrar to the Issue, in case of any pre issue or post issue related problems, such as non- receipt of letter of allotment, non- credit of allotted Equity shares in the respective beneficiary account, non-receipt of refund orders and non-receipt of funds by electronic mode etc.

All capitalized terms used and not specifically defined shall have the same meaning as ascribed to them in the DP.

For **JIVKAR SEEDS LIMITED**
On behalf of the Board of Directors
Sd/-
Shaileshkumar Karsanbhai Patel
Managing Director

Place: Gandhinagar
Date: June 25, 2026

Jivkar Seeds Limited is proposing, subject to applicable regulatory and statutory requirements, receipt of requisite approvals, market conditions and other considerations, an initial public offering of its Equity Shares and has filed a Draft Prospectus with BSE SME. The Draft Prospectus is available on the website of of BSE SME at www.bsesme.com, the website of the Company at www.jivkar.com, and the Lead Manager at www.horizonmanagement.in. Any potential investor should note that investment in equity shares involves a high degree of risk and are requested to refer to the section titled "Risk Factors" on page 21 of the DP. Potential investors should not rely on the Draft Prospectus filed with BSE SME for making any investment decision. This announcement does not constitute an invitation or issue of securities for sale in any jurisdiction. The Equity Shares offered in the Issue have not been and will not be registered under the U.S. Securities Act, 1933 ("**U.S. Securities Act**") or any state securities laws in the United States, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, the Equity Shares are being offered and sold (a) in the United States only to "Qualified Institutional Buyers" (as defined in Rule 144A under the U.S. Securities Act). The Equity Shares have not been and will not be registered, listed or otherwise qualified in any other jurisdiction outside India and may not be offered or sold, and Bids may not be made by persons in any such jurisdiction, except in compliance with the applicable laws of such jurisdiction.

AdBaaz

JAIPUR DEVELOPMENT AUTHORITY

Indra Circle, Jawahar Lal Nehru Marg, Jaipur - 302004

No. :-JDA/Estt./Actt./2026-27/D-1049 Date : 24.06.2026

NOTICE INVITING BID

SHORT TERM NIB NO.: DC(Admn)-02/2026-27

Online Bids are invited up-to 5:00 PM on 06/07/2026 for Providing Computer Machine/Computer Machine with Operator Service/Computer Operator Services (High Skilled Labour Services) on Job basis.on Job Basis. Estimated yearly cost of the bid is Rs. 900.00/- Lakh Total For Two Year 1800.00/- Lakh. Date 06.07.2026. The last date for Applying Bid and making online payment on JDA portal is up-to 5:00 PM on 06.07.2026 Details may be seen in the Bidding Doucment at JDA office or on the State Public Procurement Portal website www.sppp.rajasthan.gov.in, www.eproc.rajasthan.gov.in and www.jda.rajasthan.gov.in.

UBN No. JDA2627SLOB00163

To participate in the bid, bidder has to be:

1. Registered on JDA website www.jda.rajasthan.gov.in, For Participating in the bid, the bidder has to apply for the bid and pay the Bidding Document Fee, RISL Processing Fee Bid Security Online only.
2. Registered on e-Procurement Portal of Government of Rajasthan www.eproc.rajasthan.gov.in for online e-Bid submission.

Raj.Samvad/C/26/5666 **Deputy Commissioner (Admn)**

FORCE MOTORS LIMITED

CIN: L34102PN1958PLC011172
Regd. Office : Mumbai-Pune Road, Akurdi, Pune - 411 035, INDIA.

FORCE

SPECIAL WINDOW FOR TRANSFER AND DEMATERIALISATION OF PHYSICAL SHARES OF FORCE MOTORS LIMITED

Pursuant to SEBI Circular No. HO/38/13/11(2)2026-MIRSD-PODI/I/3750/2026 dated 30th January, 2026, all shareholders are hereby informed that a Special Window is open for a period of one year, from 5th February, 2026 to 4th February, 2027 to facilitate transfer and dematerialisation of physical securities which were sold/purchased prior to 1st April, 2019. The said special window is also available for such transfer requests which were submitted earlier and were rejected /returned /not attended to due to deficiency in the documents/process/or otherwise. Further, the securities so transferred shall be mandatorily credited to the transferee only in demat mode and shall be under lock-in for a period of one year from the date of registration of transfer. Such securities shall not be transferred/lien marked/pledged during the said lock-in period.

Investors are encouraged to take advantage of this opportunity by furnishing the necessary documents to the Company's Registrar to an Issue and Share Transfer Agent i.e. MUFG Intime India Private Limited at Block No. 202, 2nd Floor, Akshay Complex, Near Ganesh Temple, Off. Dhole Patil Road, Pune - 411 001, E-mail - rnt.helpdesk@in.mpms.mufg.com / Investor.helpdesk@in.mpms.mufg.com, website: www.in.mpms.mufg.com.

For **Force Motors Limited**
sd/-
Rohan Sampat
Company Secretary & Compliance Officer

Place : Pune
Date : 25th June, 2026

wipro

WIPRO LIMITED

Corporate Identification Number (CIN): L32102KA1945PLC020800
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru – 560 035, India; **Phone:** +91 80 2844 0011;
Email: corp-secretarial@wipro.com; **Website:** www.wipro.com; **Company Secretary and Compliance Officer:** Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This post buyback public announcement (the "**Post Buyback Public Announcement**") is being made pursuant to Regulation 24(vi) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof (the "**Buyback Regulations**"). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated May 22, 2026 published on May 25, 2026 (the "**Public Announcement**") and the Letter of Offer dated June 9, 2026 (the "**Letter of Offer**"). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned to them in the Public Announcement and the Letter of Offer, as the case may be.

1. **THE BUYBACK**

1.1. Wipro Limited (the "**Company**") had announced a buyback of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹2/- (Rupees Two only) each of the Company ("**Equity Shares**") from the beneficial owners of Equity Shares holding Equity Shares as on June 5, 2026 (the "**Record Date**"), on a proportionate basis, through the "Tender Offer" route at a price of ₹250/- (Rupees Two Hundred and Fifty Only) per Equity Share ("**Buyback Price**") payable in cash for an aggregate amount of up to ₹1,50,00,00,00,000 (Rupees Fifteen Thousand Crore only) ("**Buyback Size**", and such buyback of shares, the "**Buyback**"), representing 24.99% and 19.99% of the aggregate of fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company as at March 31, 2026, respectively, and represents up to 5.72% of the total number of the Equity Shares in the paid-up Equity Share capital of the Company as of that date.

1.2. The Company has adopted the Tender Offer route for the purpose of the Buyback. The Buyback was implemented using the "Mechanism for acquisition of shares through Stock Exchange" notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, read with SEBI Circular SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 and circular bearing number SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 08, 2023 including any amendments or statutory modifications thereto for the time being in force.

1.3. The Tendering Period for the Buyback opened on Thursday, June 11, 2026 and closed on Wednesday, June 17, 2026.

2. **DETAILS OF BUYBACK**

2.1. 60,00,00,000 (Sixty Crore) Equity Shares were bought back under the Buyback, at a price of ₹250/- (Rupees Two Hundred and Fifty only) per Equity Share.

2.2. The total amount utilized in the Buyback is ₹1,50,00,00,00,000 (Rupees Fifteen Thousand Crore Only).

2.3. The registrar to the Buyback i.e. KFin Technologies Limited ("**Registrar**"), considered 6,55,690 valid applications for 8,24,13,12,377 Equity Shares in response to the Buyback resulting in the subscription of approximately 13.74 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar, are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid Applications	Total Equity Shares Validly Tendered	% Response
Reserved Category for Small Shareholders	9,00,00,000	6,30,850	25,61,67,596	284.63
General Category for all other Equity Shareholders	51,00,00,000	24,840	7,98,51,44,781	1,565.71
Total	**60,00,00,000**	**6,55,690**	**8,24,13,12,377**	**1,373.55**

2.4. All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/ rejection was dispatched electronically by the Registrar to the eligible Equity Shareholders on Wednesday, June 24, 2026.

2.5. The settlement of all valid bids was completed by the Indian Clearing Corporation Limited and the NSE Clearing Limited ("**Clearing Corporations**") as applicable, on Wednesday, June 24, 2026.

2.6. The Clearing Corporations have made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback on Wednesday, June 24, 2026. If Eligible Shareholders' bank account details were not available or if the funds transfer instruction was rejected by RBI/respective bank, due to any reason, such funds were transferred to the concerned Stock Brokers' settlement bank account for onward transfer to such Eligible Shareholders.

2.7. Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company's Demat Account on Wednesday, June 24, 2026. The unaccepted Equity Shares in dematerialized form have been returned to the respective Eligible Shareholders/ lien removed by the Clearing Corporations on Wednesday, June 24, 2026. Unaccepted shares tendered in physical form shall be returned in dematerialized mode within 30 days from the date of settlement, i.e., Wednesday, June 24, 2026. A confirmation letter has been dispatched to all the respective Eligible Shareholders on Wednesday, June 24, 2026.

2.8. The extinguishment of 60,00,00,000 (Sixty Crore) Equity Shares accepted under the Buyback, comprising of 59,99,96,904 Equity Shares in dematerialized form and 3,096 Equity Shares in physical form, are currently under process and shall be completed on or before Monday, July 6, 2026.

2.9. The Company, and its Board of Directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3. **CAPITAL STRUCTURE AND SHAREHOLDING PATTERN**

3.1. The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback		Post Buyback	
		No. of Shares	Amount (₹ in million)	No. of Shares	Amount (₹in million)
1	Authorized Share Capital	12,54,35,00,000 Equity Shares of ₹2 each	25,087	12,54,35,00,000 Equity Shares of ₹ 2 each	25,087
		2,50,00,000 Preference Shares of ₹10 each	250	2,50,00,000 Preference Shares of ₹ 10 each	250
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of ₹100 each	15	1,50,000 10% Optionally Convertible Cumulative Preference Shares of ₹100 each	15
		Total	25,352	Total	25,352
2	Issued, Subscribed and Fully Paid-up	10,50,35,49,797[(1)] Equity Shares of ₹2 each	21,007	9,90,35,49,797[(1)] Equity Shares of ₹2 each	19,807
		Total	21,007	Total	19,807

(1) *Subject to extinguishment of 60,00,00,000 Equity Shares.*

(2) *7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.*

3.2. Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought back (%)	Equity Shares accepted as a % of total Post Buyback Equity Share Capital (%)
1	AZIM HASHAM PREMJI PARTNER REPRESENTING ZASH TRADERS	12,40,39,708	20.67	1.25
2	AZIM HASHAM PREMJI PARTNER REPRESENTING PRAZIM TRADERS	12,16,83,230	20.28	1.23
3	AZIM HASHAM PREMJI PARTNER REPRESENTING HASHAM TRADERS	10,62,79,402	17.71	1.07
4	AZIM PREMJI TRUST	3,83,24,141	6.39	0.39
5	AZIM HASHAM PREMJI	2,32,96,670	3.88	0.24
6	LIFE INSURANCE CORPORATION OF INDIA (MULTIPLE SCHEMES)	1,39,55,250	2.33	0.14
7	PRAZIM TRADING AND INVESTMENT COMPANY PRIVATE LIMITED	1,09,11,016	1.82	0.11
	Total	**43,84,89,417**	**73.08**	**4.43**

3.3. The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback[(1)]	
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	7,61,68,40,898	72.52	7,18,87,95,772	72.59
Foreign Investors (including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	1,21,68,26,162	11.58	2,71,47,54,025	27.41
Financial Institutions/Banks, NBFCs & Mutual Funds	59,08,46,761	5.63		
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)[(2)]	1,07,90,35,976	10.27		
Total	**10,50,35,49,797**	**100.00**	**9,90,35,49,797**	**100.00**

(1) *Subject to extinguishment of 60,00,00,000 Equity Shares.*

(2) *7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.*

4. **MANAGER TO THE BUYBACK**

JM Financial

JM Financial Limited
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi,Mumbai – 400025, Maharashtra, India
Tel. No.: +91 22 6630 3030; +91 22 6630 3262
Fax: +91 22 6630 3330
Contact Person: Ms. Prachee Dhuri
Email: wipro.buyback2026@jmfl.com; **Website:** www.jmfl.com
SEBI Regn. No.: INM000010361
Corporate Identification Number: L67120MH1986PLC038784

5. **DIRECTORS' RESPONSIBILITY**

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Rishad A Premji Chairman Director Identification Number (DIN): 02983899	**Srinivas Pallia** Chief Executive Officer and Managing Director (DIN): 10574442	**Aparna Iyer** Chief Financial Officer	**M Sanaulla Khan** Company Secretary Membership Number: F4129

Place: Bengaluru
Date: June 25, 2026

CONCEPT

THE BUSINESS DAILY
FINANCIAL EXPRESS
FOR DAILY BUSINESS

epaper.financialexpress.com

नई दिल्ली

| जनसत्ता | 26 जून, 2026 | 25

WIPRO LIMITED

Corporate Identification Number (CIN): L32102KA1945PLC020800
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India; **Phone:** +91 80 2844 0011;
Email: corp-secretarial@wipro.com; **Website:** www.wipro.com; **Company Secretary and Compliance Officer:** Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This post buyback public announcement (the "**Post Buyback Public Announcement**") is being made pursuant to Regulation 24(vi) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof (the "**Buyback Regulations**"). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated May 22, 2026 published on May 25, 2026 (the "**Public Announcement**") and the Letter of Offer dated June 9, 2026 (the "**Letter of Offer**"). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned to them in the Public Announcement and the Letter of Offer, as the case may be.

1. THE BUYBACK

1.1. Wipro Limited (the "**Company**") had announced a buyback of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹2/- (Rupees Two only) each of the Company ("**Equity Shares**") from the beneficial owners of Equity Shares holding Equity Shares as on June 5, 2026 (the "**Record Date**"), on a proportionate basis, through the "Tender Offer" route at a price of ₹250/- (Rupees Two Hundred and Fifty Only) per Equity Share ("**Buyback Price**") payable in cash for an aggregate amount of up to ₹1,50,00,00,00,000 (Rupees Fifteen Thousand Crore only) ("**Buyback Size**", and such buyback of shares, the "**Buyback**"), representing 24.99% and 19.99% of the aggregate of fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company as at March 31, 2026, respectively, and represents up to 5.72% of the total number of the Equity Shares in the paid-up Equity Share capital of the Company as of that date.

1.2. The Company has adopted the Tender Offer route for the purpose of the Buyback. The Buyback was implemented using the "Mechanism for acquisition of shares through Stock Exchange" notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, read with SEBI Circular SEBI/HO/CFD/DCRIII/CIR/P/2021/615 dated August 13, 2021 and circular bearing number SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 08, 2023 including any amendments or statutory modifications thereto for the time being in force.

1.3. The Tendering Period for the Buyback opened on Thursday, June 11, 2026 and closed on Wednesday, June 17, 2026.

2. DETAILS OF BUYBACK

2.1. 60,00,00,000 (Sixty Crore) Equity Shares were bought back under the Buyback, at a price of ₹250/- (Rupees Two Hundred and Fifty only) per Equity Share.

2.2. The total amount utilized in the Buyback is ₹1,50,00,00,00,000 (Rupees Fifteen Thousand Crore Only).

2.3. The registrar to the Buyback i.e. KFin Technologies Limited ("**Registrar**"), considered 6,55,690 valid applications for 8,24,13,12,377 Equity Shares in response to the Buyback resulting in the subscription of approximately 13.74 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar, are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid Applications	Total Equity Shares Validly Tendered	% Response
Reserved Category for Small Shareholders	9,00,00,000	6,30,850	25,61,67,596	284.63
General Category for all other Equity Shareholders	51,00,00,000	24,840	7,98,51,44,781	1,565.71
Total	**60,00,00,000**	**6,55,690**	**8,24,13,12,377**	**1,373.55**

2.4. All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/ rejection was dispatched electronically by the Registrar to the eligible Equity Shareholders on Wednesday, June 24, 2026.

2.5. The settlement of all valid bids was completed by the Indian Clearing Corporation Limited and the NSE Clearing Limited ("**Clearing Corporations**") as applicable, on Wednesday, June 24, 2026.

2.6. The Clearing Corporations have made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback on Wednesday, June 24, 2026. If Eligible Shareholders' bank account details were not available or if the funds transfer instruction was rejected by RBI/respective bank, due to any reason, such funds were transferred to the concerned Stock Brokers' settlement bank account for onward transfer to such Eligible Shareholders.

2.7. Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company's Demat Account on Wednesday, June 24, 2026. The unaccepted Equity Shares in dematerialized form have been returned to the respective Eligible Shareholders/ lien removed by the Clearing Corporations on Wednesday, June 24, 2026. Unaccepted shares tendered in physical form shall be returned in dematerialized mode within 30 days from the date of settlement, i.e., Wednesday, June 24, 2026. A confirmation letter has been dispatched to all the respective Eligible Shareholders on Wednesday, June 24, 2026.

2.8. The extinguishment of 60,00,00,000 (Sixty Crore) Equity Shares accepted under the Buyback, comprising of 59,99,96,904 Equity Shares in dematerialized form and 3,096 Equity Shares in physical form, are currently under process and shall be completed on or before Monday, July 6, 2026.

2.9. The Company, and its Board of Directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1. The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback		Post Buyback	
		No. of Shares	Amount (₹ in million)	No. of Shares	Amount (₹in million)
1	**Authorized Share Capital**	12,54,35,00,000 Equity Shares of ₹2 each	25,087	12,54,35,00,000 Equity Shares of ₹ 2 each	25,087
		2,50,00,000 Preference Shares of ₹10 each	250	2,50,00,000 Preference Shares of ₹ 10 each	250
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of ₹100 each	15	1,50,000 10% Optionally Convertible Cumulative Preference Shares of ₹100 each	15
		Total	**25,352**	**Total**	**25,352**
2	**Issued, Subscribed and Fully Paid-up**	10,50,35,49,797[(2)] Equity Shares of ₹2 each	21,007	9,90,35,49,797[(1)] Equity Shares of ₹2 each	**19,807**
		Total	**21,007**	**Total**	**19,807**

(1) *Subject to extinguishment of 60,00,00,000 Equity Shares.*

(2) *7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.*

3.2. Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought back (%)	Equity Shares accepted as a % of total Post Buyback Equity Share Capital (%)
1	AZIM HASHAM PREMJI PARTNER REPRESENTING ZASH TRADERS	12,40,39,708	20.67	1.25
2	AZIM HASHAM PREMJI PARTNER REPRESENTING PRAZIM TRADERS	12,16,83,230	20.28	1.23
3	AZIM HASHAM PREMJI PARTNER REPRESENTING HASHAM TRADERS	10,62,79,402	17.71	1.07
4	AZIM PREMJI TRUST	3,83,24,141	6.39	0.39
5	AZIM HASHAM PREMJI	2,32,96,670	3.88	0.24
6	LIFE INSURANCE CORPORATION OF INDIA (MULTIPLE SCHEMES)	1,39,55,250	2.33	0.14
7	PRAZIM TRADING AND INVESTMENT COMPANY PRIVATE LIMITED	1,09,11,016	1.82	0.11
	Total	**43,84,89,417**	**73.08**	**4.43**

3.3. The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback[(1)]	
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	7,61,68,40,898	72.52	7,18,87,95,772	72.59
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	1,21,68,26,162	11.58	2,71,47,54,025	27.41
Financial Institutions/Banks, NBFCs & Mutual Funds	59,08,46,761	5.63		
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)[(2)]	1,07,90,35,976	10.27		
Total	**10,50,35,49,797**	**100.00**	**9,90,35,49,797**	**100.00**

(1) *Subject to extinguishment of 60,00,00,000 Equity Shares.*

(2) *7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.*

4. MANAGER TO THE BUYBACK

JM Financial

JM Financial Limited
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi,Mumbai – 400025, Maharashtra, India
Tel. No.: +91 22 6630 3030; +91 22 6630 3262
Fax: +91 22 6630 3330
Contact Person: Ms. Prachee Dhuri
Email: wipro.buyback2026@jmfl.com; **Website:** www.jmfl.com
SEBI Regn. No.: INM000010361
Corporate Identification Number: L67120MH1986PLC038784

5. DIRECTORS' RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Rishad A Premji Chairman Director Identification Number (DIN): 02983899	**Srinivas Pallia** Chief Executive Officer and Managing Director (DIN): 10574442	**Aparna Iyer** Chief Financial Officer	**M Sanaulla Khan** Company Secretary Membership Number: F4129

Place: Bengaluru
Date: June 25, 2026

CONCEPT

THE BIGGEST CAPITAL ONE CAN POSSESS
KNOWLEDGE
FINANCIAL EXPRESS

बीएलएस लिमिटेड

(सीआईएन [illegible])

पंजीकृत कार्यालय: [illegible], नई दिल्ली–110002

ईमेल: [illegible]

वेबसाइट: www.blslimited.com दूरभाष: 011-[illegible]

बीएलएस लिमिटेड की 43वीं वार्षिक आम बैठक (एजीएम) के संबंध में जानकारी

[illegible]

स्थान: नई दिल्ली
दिनांक: 26 जून, 2026

बीएलएस लिमिटेड के लिए
हस्ताक्षर/–
[illegible]
कंपनी सचिव

राष्ट्रीय कंपनी कानून न्यायाधिकरण, चंडीगढ़ बेंच, कोर्ट–I के समक्ष

सीपी (आईबी) संख्या 143/सीएचडी/एचआरवाई/2026

के मामले में

यूनियन बैंक ऑफ इंडिया ...याचिकाकर्ता

बनाम

कोटकपूरा मुक्सर टोलवेज प्राइवेट लिमिटेड ...प्रतिवादी/कॉर्पोरेट देनदार

सूचना

जबकि, उपर्युक्त सीपीआईबी याचिका, दिवाला एवं शोधन अक्षमता संहिता, 2016 की धारा 7 के अंतर्गत, यूनियन बैंक ऑफ इंडिया द्वारा कोटकपूरा मुक्सर टोलवेज प्राइवेट लिमिटेड के विरुद्ध कॉर्पोरेट दिवाला समाधान प्रक्रिया प्रारम्भ किए जाने हेतु प्रस्तुत की गई है तथा उक्त याचिका माननीय राष्ट्रीय कंपनी विधि अधिकरण, चण्डीगढ़ पीठ, न्यायालय–1 के समक्ष विचाराधीन एवं लंबित है।

और जबकि, माननीय अधिकरण द्वारा दिनांक 11.06.2026 को पारित आदेश के माध्यम से यह निर्देशित किया गया है कि यदि स्पीड पोस्ट के माध्यम से तामील संपादित नहीं होती है, तो प्रतिवादी की तामील व्यापक प्रसार वाले क्षेत्र के दो दैनिक समाचार पत्रों (एक अंग्रेजी एवं एक हिन्दी) में प्रकाशन के माध्यम से कराई जाए। उक्त वाद की सुनवाई हेतु अगली तिथि 01.07.2026 नियत की गई है।

तदनुसार, कोटकपूरा मुक्सर टोलवेज प्राइवेट लिमिटेड, जिसका पंजीकृत कार्यालय 910, 9वीं मंजिल, एवीकल्प टॉवर, इफको चौक, एम.जी. रोड, गुरुग्राम–122002, हरियाणा को एतद्द्वारा नोटिस दिया जाता है कि वह इस नोटिस की प्राप्ति/प्रकाशन की तिथि से एक सप्ताह के भीतर माननीय राष्ट्रीय कंपनी विधि अधिकरण, चंडीगढ़ पीठ, न्यायालय–1 के समक्ष स्वयं अथवा अपने विधिवत अधिकृत प्रतिनिधि/अधिवक्ता के माध्यम से उपस्थित होकर अपना जवाब/प्रतिवाद प्रस्तुत करे तथा उसकी अग्रिम प्रति याचिकाकर्ता के अधिवक्ता को उपलब्ध कराए, अन्यथा प्रकरण में विधि के अनुसार अग्रिम कार्यवाही की जाएगी।

कृते यूनियन बैंक ऑफ इंडिया
परामर्श के माध्यम से
कानूनी फिर्म, सॉलिसिटर और अधिवक्ता
कार्यालय संख्या 19, दूसरी मंजिल नई [illegible] बिल्डिंग राजा बहादुर कंपाउंड होमी मोदी स्ट्रीट, फोर्ट, मुंबई–400 023
ई: dsaxena@legalprism.co.in

दिनांक: 25.06.2026
स्थान: मुंबई

PUBLIC ANNOUNCEMENT

THIS IS A PUBLIC ANNOUNCEMENT FOR INFORMATION PURPOSES ONLY AND IS NOT A PROSPECTUS ANNOUNCEMENT AND DOES NOT CONSTITUTE AN INVITATION OR OFFER TO ACQUIRE, PURCHASE OR SUBSCRIBE TO SECURITIES. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY OUTSIDE INDIA. THERE WILL BE NO PUBLIC OFFERING OF EQUITY SHARES IN THE UNITED STATES.

For a Bright Future

JIVKAR

JIVKAR SEEDS LIMITED

(Please scan this QR Code to view the Draft Prospectus and Draft Abridged Prospectus)

Our Company was incorporated on April 24, 2000, as 'Jivkar Seeds Private Limited', a private limited company under the Companies Act, 1956, pursuant to a certificate of incorporation issued by the Registrar of Companies, Gujarat Dadra & Nagar Haveli. Further, upon conversion into a public company, the name of our Company was changed from 'Jivkar Seeds Private Limited' to 'Jivkar Seeds Limited', and a certificate of incorporation consequent upon conversion to a public company dated October 09, 2025 issued by Registrar of Companies Central Processing Centre. For further details, please refer "History and Certain Corporate Matters" beginning on page no 197 of the Draft Prospectus.

Registered Office: Plot No. R-15, SF-1, Gold Plaza Complex, B/H. D-Mart, Green City, Sector-26, (Gandhinagar) Sector 28, Gandhi Nagar - 382028, Gujarat, India.
Corporate Office: Survey No. 118, Dholakuva, Dholakuva Road, Dholakuva, Gandhi Nagar - 382845, Mansa, Gujarat, India.
Tel No: +91 9825425114 | **E-Mail ID:** cs@jivkar.com | **Website:** www.jivkar.com | **Corporate Identity Number:** U01119GJ2000PLC037833
Contact Person: Ruchi Dhananjaykumar Yagnik, Company Secretary & Compliance Officer

THE ARE PROMOTERS OF OUR COMPANY : SHAILESHKUMAR KARSANBHAI PATEL, MANJULABEN SAILESHKUMAR PATEL AND KRISHNA SHAILESHKUMAR PATEL

INITIAL PUBLIC ISSUE OF UPTO 26,00,000* EQUITY SHARES OF FACE VALUE OF ₹ 10/- EACH ("EQUITY SHARES") OF JIVKAR SEEDS LIMITED ("JIVKAR" OR THE "COMPANY" OR "THE ISSUER") FOR CASH AT A PRICE ₹ [●] PER EQUITY SHARE (INCLUDING A SHARE PREMIUM OF ₹ [●]/- PER EQUITY SHARE) ("THE ISSUE PRICE") AGGREGATING UPTO ₹ [●] LAKHS, OF WHICH [●] EQUITY SHARES OF FACE VALUE OF ₹ 10/- EACH FOR CASH AT A PRICE OF ₹ [●] PER EQUITY SHARE INCLUDING A SHARE PREMIUM OF ₹ [●] PER EQUITY SHARE AGGREGATING UPTO ₹ [●] LAKHS WILL BE RESERVED FOR SUBSCRIPTION BY MARKET MAKER TO THE ISSUE ("MARKET MAKER RESERVATION PORTION"). THE ISSUE LESS THE MARKET MAKER RESERVATION PORTION, i.e., NET ISSUE OF UPTO [●] EQUITY SHARES OF FACE VALUE OF ₹ 10/- EACH AT AN ISSUE PRICE OF ₹ [●]/- PER EQUITY SHARE INCLUDING A SHARE PREMIUM OF UPTO ₹ [●] AGGREGATING TO ₹ [●] LAKHS (IS HEREINAFTER REFERRED TO AS THE "NET ISSUE"). THE ISSUE AND THE NET ISSUE WILL CONSTITUTE UPTO [●]% AND [●]%, RESPECTIVELY OF THE POST ISSUE PAID UP EQUITY SHARE CAPITAL OF OUR COMPANY. FOR FURTHER DETAILS, PLEASE REFER TO SECTION TITLED "TERMS OF THE ISSUE" BEGINNING ON PAGE 284 OF THE DRAFT PROSPECTUS.

OUR COMPANY, IN CONSULTATION WITH THE LM, MAY CONSIDER AN ISSUE OF SPECIFIED SECURITIES, AS MAY BE PERMITTED UNDER APPLICABLE LAW TO ANY PERSON(S) OF UP TO 8,00,000 EQUITY SHARES PRIOR TO FILING OF THE PROSPECTUS WITH THE ROC ("PRE-IPO PLACEMENT"). THE PRE-IPO PLACEMENT, IF UNDERTAKEN, WILL BE AT A PRICE TO BE DECIDED BY OUR COMPANY, IN CONSULTATION WITH THE LM. IF THE PRE-IPO PLACEMENT IS COMPLETED, THE AMOUNT RAISED PURSUANT TO THE PRE-IPO PLACEMENT WILL BE REDUCED FROM THE ISSUE, SUBJECT TO COMPLIANCE WITH RULE 19(2)(b) OF THE SCRR. THE PRE-IPO PLACEMENT, IF UNDERTAKEN, SHALL NOT EXCEED 20% OF THE SIZE OF THE ISSUE. PRIOR TO THE COMPLETION OF THE ISSUE, OUR COMPANY SHALL APPROPRIATELY INTIMATE THE SUBSCRIBERS TO THE PRE-IPO PLACEMENT, PRIOR TO ALLOTMENT PURSUANT TO THE PRE-IPO PLACEMENT, THAT THERE IS NO GUARANTEE THAT OUR COMPANY MAY PROCEED WITH THE ISSUE OR THE ISSUE MAY BE SUCCESSFUL AND WILL RESULT INTO LISTING OF THE EQUITY SHARES ON THE STOCK EXCHANGE. FURTHER, RELEVANT DISCLOSURES IN RELATION TO SUCH INTIMATION TO THE SUBSCRIBERS TO THE PRE-IPO PLACEMENT (IF UNDERTAKEN) SHALL BE APPROPRIATELY MADE IN THE RELEVANT SECTIONS OF THE PROSPECTUS AND THE PROSPECTUS. THE FACE VALUE OF EQUITY SHARES IS ₹10/- EACH.

THE FACE VALUE OF THE EQUITY SHARES IS ₹10/- EACH. THE ISSUE PRICE IS [●] TIMES OF THE FACE VALUE OF THE EQUITY SHARES. THE PRICE BAND AND THE MINIMUM BID LOT WILL BE DECIDED BY OUR COMPANY, IN CONSULTATION WITH THE LEAD MANAGER AND WILL BE ADVERTISED IN ALL EDITIONS OF [●] (A WIDELY CIRCULATED ENGLISH NATIONAL DAILY NEWSPAPER), ALL EDITIONS OF [●] (A WIDELY CIRCULATED HINDI NATIONAL DAILY NEWSPAPER), AND ALL EDITIONS OF THE HINDI DAILY NEWSPAPER, [●] (HINDI BEING THE REGIONAL LANGUAGE OF, WHERE OUR REGISTERED OFFICE IS LOCATED), AT LEAST TWO WORKING DAYS PRIOR TO THE BID / ISSUE OPENING DATE AND SHALL BE MADE AVAILABLE TO BSE LIMITED FOR UPLOADING ON THEIR WEBSITE IN ACCORDANCE WITH THE SEBI ICDR REGULATIONS.

In case of any revision in the Price Band, the Bid / Issue Period will be extended by at least three additional Working Days after such revision in the Price Band, subject to the Bid / Issue Period not exceeding 10 Working Days. In cases of force majeure, banking strike or similar unforeseen circumstances, our Company may, in consultation with the LM, for reasons to be recorded in writing, extend the Bid / Issue Period for a minimum period of one Working Day, subject to the Bid / Issue Period not exceeding 10 Working Days. Any revision in the Price band and the revised Bid / Issue Period, if applicable, shall be widely disseminated by notification to the Stock Exchange, by issuing a public notice and also by indicating the change on the website of the LM and at the terminals of the Syndicate Members and by intimation to Designated Intermediaries and the Sponsor Bank, as applicable.

This Issue is being made through the Fixed Price process, in terms of Rule 19(2)(b)(i) of the Securities Contracts (Regulation) Rules, 1957, as amended ("**SCRR**") read with Regulation 252 of the SEBI ICDR Regulations and in compliance with Regulation 253(1) and Regulation 253(2) of the SEBI ICDR Regulations wherein not more than 50% of the Net Issue shall be available for allocation on a proportionate basis to Qualified Institutional Buyers ("**QIBs**", the "**QIB Portion**"), provided that our Company in consultation with the LM, may allocate up to 60% of the QIB Portion to Anchor Investors and the basis of such allocation will be on a discretionary basis by our Company in consultation with the LM, in accordance with the SEBI ICDR Regulations (the "**Anchor Investor Portion**"), of which, 40% shall be reserved in the following manner: (i) 33.33% shall be available for allocation to domestic Mutual Funds, and (ii) 6.67% shall be available for Life Insurance Companies and Pension Funds, subject to valid Bids being received from domestic Mutual Funds, Life Insurance Companies and Pension Funds at or above the Anchor Investor Allocation Price. In the event of under-subscription in (ii) above, the allocation may be made to domestic Mutual Funds. In the event of under-subscription, or non-allocation in the Anchor Investor Portion, the balance Equity Shares shall be added to the QIB Portion (other than Anchor Investor Portion) ("**Net QIB Portion**"). Further, 5% of the Net QIB Portion shall be available for allocation on a proportionate basis only to Mutual Funds, subject to valid Bids being received at or above the Issue Price, and the remainder of the Net QIB Portion shall be available for allocation on a proportionate basis to all QIBs (other than Anchor Investors), including Mutual Funds, subject to valid Bids being received at or above the Issue Price. Further, not less than 15% of the Net Issue shall be available for allocation to Non-Institutional Bidders ("**Non-Institutional Portion**") on a proportionate basis to Non-Institutional Bidders out of which (a) one third of the portion available to non-institutional bidders shall be reserved for applicants with application size of more than two lots and up to such lots equivalent to not more than ₹10.00 lakhs; (b) two third of the portion available to non-institutional bidders shall be reserved for applicants with application size of more than ₹10.00 lakhs provided that the unsubscribed portion in either of such sub-categories may be allocated to applicants in the other sub-category of Non-Institutional Bidders. Further, not less than 35% of the Net Issue shall be available for allocation to Individual Bidders in accordance with the SEBI ICDR Regulations, subject to valid Bids being received from them at or above the Issue Price ("**Individual Bidder Portion**"). All Bidders (except Anchor Investors) shall mandatorily participate in this Issue only through the Application Supported by Blocked Amount ("**ASBA**") process and shall provide details of their respective bank account (including UPI ID (defined hereinafter) in case of UPI Bidders (defined hereinafter)) in which the Bid Amount will be blocked by the Self Certified Syndicate Banks ("**SCSBs**") or the Sponsor Bank, as the case may be. Anchor Investors are not permitted to participate in the Anchor Investor Portion through the ASBA process. For further details, see *"Issue Procedure"* on page 296 of the DP.

This public announcement is made in compliance with pursuant to regulation 247 of the SEBI ICDR Regulations, which states that the DP filed with the BSE SME shall be made available to the public for comments, if any, for a period of at least 21 days, from the date of such filing by hosting it on the website of the BSE SME at www.bsesme.com, and the website of the Company at : www.jivkar.com, and at the website LM, i.e. **Horizon Management Private Limited** www.horizonmanagement.in Our Company hereby invites the members of the public to give their comments to BSE SME, to Company Secretary and Compliance Officer of our Company and/or the LM at their respective addresses mentioned below. All comments must be received by BSE SME and/or our Company and/or LM in relation to the Issue on or before 5 p.m. on the 21st day from the aforesaid date of filing the DP with BSE SME.

Investments in equity and equity-related securities involve a degree of risk and investors should not invest any funds in the Issue unless they can afford to take the risk of losing their entire investment. Investors are advised to read the risk factors carefully before taking an investment decision in the Issue. For taking an investment decision, investors must rely on their own examination of our Company and the Issue, including the risks involved. The Equity Shares in the Issue have not been recommended or approved by the SEBI, nor does SEBI guarantee the accuracy or adequacy of the contents of the DP. Specific attention of the investors is invited to *"Risk Factors"* on page 21 of the DP.

Any decision to invest in the Equity Shares described in the DP may only be made after the Prospectus has been filed with the RoC and must be made solely on the basis of such Prospectus as there may be material changes in the prospectus from the DP. The Equity Shares, when offered, through the prospectus, are proposed to be listed on BSE SME.

For details of the main objects of the Company as contained in its Memorandum of Association, see *"History and Certain Corporate Matters"* on page 197 of the DP. The liability of the members of the Company is limited. For details of the share capital and capital structure of the Company and the names of the signatories to the Memorandum of Association and the number of shares subscribed by them see *"Capital Structure"* on page 63 of the DP.

LEAD MANAGER TO THE ISSUE	REGISTAR TO THE ISSUE	COMPANY SECRETARY AND COMPLIANCE OFFICER
HORIZON MANAGEMENT PRIVATE LIMITED 19 R N Mukherjee Road, Main Building, 2nd Floor, Kolkata - 700 001, West Bengal, India. **Telephone:** +91 33 4600 0607 **Facsimile:** +91 33 4600 0607 **E-mail:** smeipo@horizon.net.co **Website:** www.horizonmanagement.in **Investor grievance:** investor.relations@horizon.net.co **SEBI Registration Number:** INM000012926 **Contact Person:** Narendra Bajaj	Skyline **SKYLINE FINANCIAL SERVICES PRIVATE LIMITED** D-153A, 1st Floor, Okhla Industrial Area Phase - I, New Delhi- 110020, India **Telephone:** 0-11-40450193-197 **Facsimile:** 0-11-26812683 **E-mail:** mailto:ipo@skylinerta.com **Website:** http://www.skylinerta.com **Investor grievance:** mailto: grievances@skylinerta.com **SEBI Registration Number:** INR000003241 **Contact Person:** Anuj Kumar	**Ruchi Dhananjaykumar Yagnik** Plot No. R-15, SF-1, Gold Plaza Complex, B/H. D-Mart, Green City, Sector-26, (Gandhinagar) Sector 28, Gandhi Nagar-382028, Gujarat, India. **Telephone:** +91 9825425114 **E-mail:** cs@jivkar.com **Investor Grievance Email Id:** cs@jivkar.com Investors can contact our Company Secretary and Compliance Officer, Lead Manager or Registrar to the Issue, in case of any pre issue or post issue related problems, such as non- receipt of letter of allotment, non- credit of allotted Equity shares in the respective beneficiary account, non-receipt of refund orders and non-receipt of funds by electronic mode etc.

All capitalized terms used and not specifically defined shall have the same meaning as ascribed to them in the DP.

For **JIVKAR SEEDS LIMITED**
On behalf of the Board of Directors
Sd/-
Shaileshkumar Karsanbhai Patel
Managing Director

Place: Gandhinagar
Date: June 25, 2026

Jivkar Seeds Limited is proposing, subject to applicable regulatory and statutory requirements, receipt of requisite approvals, market conditions and other considerations, an initial public offering of its Equity Shares and has filed a Draft Prospectus with BSE SME. The Draft Prospectus is available on the website of of BSE SME at www.bsesme.com, the website of the Company at www.jivkar.com, and the Lead Manager at www.horizonmanagement.in . Any potential Investor should note that investment in equity shares involves a high degree of risk and are requested to refer to the section titled *"Risk Factors"* on page 21 of the DP. Potential investors should not rely on the Draft Prospectus filed with BSE SME for making any investment decision. This announcement does not constitute an invitation or issue of securities for sale in any jurisdiction. The Equity Shares offered in the Issue have not been and will not be registered under the U.S. Securities Act, 1933 ("**U.S. Securities Act**") or any state securities laws in the United States, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, the Equity Shares are being offered and sold (a) in the United States only to "Qualified Institutional Buyers" (as defined in Rule 144A under the U.S. Securities Act). The Equity Shares have not been and will not be registered, listed or otherwise qualified in any other jurisdiction outside India and may not be offered or sold, and Bids may not be made by persons in any such jurisdiction, except in compliance with the applicable laws of such jurisdiction.

AdBaaz

epaper.jansatta.com

2 ವಿಶ್ವವಾಣಿ
ನಗರ ವಾರ್ತೆಗಳು
26.06.2026 ಶುಕ್ರವಾರ
vishwavani.news

ರಾಷ್ಟ್ರೀಯಮಟ್ಟದ ಗೌರವಕ್ಕೆ ಪಾತ್ರವಾದ ಬಿಡಿಎ

[illegible]

WIPRO LIMITED

Corporate Identification Number (CIN): L32102KA1945PLC020800
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India; Phone: +91 80 2844 0011;
Email: corp-secretarial@wipro.com; Website: www.wipro.com; Company Secretary and Compliance Officer: Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This post buyback public announcement (the "**Post Buyback Public Announcement**") is being made pursuant to Regulation 24(vi) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof (the "**Buyback Regulations**"). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated May 22, 2026 published on May 25, 2026 (the "**Public Announcement**") and the Letter of Offer dated June 9, 2026 (the "**Letter of Offer**"). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned to them in the Public Announcement and the Letter of Offer, as the case may be.

1. **THE BUYBACK**

1.1. Wipro Limited (the "**Company**") had announced a buyback of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹2/- (Rupees Two only) each of the Company ("**Equity Shares**") from the beneficial owners of Equity Shares holding Equity Shares as on June 5, 2026 (the "**Record Date**"), on a proportionate basis, through the "Tender Offer" route at a price of ₹250/- (Rupees Two Hundred and Fifty Only) per Equity Share ("**Buyback Price**") payable in cash for an aggregate amount of up to ₹1,50,00,00,00,000 (Rupees Fifteen Thousand Crore only) ("**Buyback Size**", and such buyback of shares, the "**Buyback**"), representing 24.99% and 19.99% of the aggregate of fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company as at March 31, 2026, respectively, and represents up to 5.72% of the total number of the Equity Shares in the paid-up Equity Share capital of the Company as of that date.

1.2. The Company has adopted the Tender Offer route for the purpose of the Buyback. The Buyback was implemented using the "Mechanism for acquisition of shares through Stock Exchange" notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, read with SEBI Circular SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 and circular bearing number SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 08, 2023 including any amendments or statutory modifications thereto for the time being in force.

1.3. The Tendering Period for the Buyback opened on Thursday, June 11, 2026 and closed on Wednesday, June 17, 2026.

2. **DETAILS OF BUYBACK**

2.1. 60,00,00,000 (Sixty Crore) Equity Shares were bought back under the Buyback, at a price of ₹250/- (Rupees Two Hundred and Fifty only) per Equity Share.

2.2. The total amount utilized in the Buyback is ₹1,50,00,00,00,000 (Rupees Fifteen Thousand Crore Only).

2.3. The registrar to the Buyback i.e. KFin Technologies Limited ("**Registrar**"), considered 6,55,690 valid applications for 8,24,13,12,377 Equity Shares in response to the Buyback resulting in the subscription of approximately 13.74 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar, are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid Applications	Total Equity Shares Validly Tendered	% Response
Reserved Category for Small Shareholders	9,00,00,000	6,30,850	25,61,67,596	284.63
General Category for all other Equity Shareholders	51,00,00,000	24,840	7,98,51,44,781	1,565.71
Total	**60,00,00,000**	**6,55,690**	**8,24,13,12,377**	**1,373.55**

2.4. All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/ rejection was dispatched electronically by the Registrar to the eligible Equity Shareholders on Wednesday, June 24, 2026.

2.5. The settlement of all valid bids was completed by the Indian Clearing Corporation Limited and the NSE Clearing Limited ("**Clearing Corporations**") as applicable, on Wednesday, June 24, 2026.

2.6. The Clearing Corporations have made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback on Wednesday, June 24, 2026. If Eligible Shareholders' bank account details were not available or if the funds transfer instruction was rejected by RBI/respective bank, due to any reason, such funds were transferred to the concerned Stock Brokers' settlement bank account for onward transfer to such Eligible Shareholders.

2.7. Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company's Demat Account on Wednesday, June 24, 2026. The unaccepted Equity Shares in dematerialized form have been returned to the respective Eligible Shareholders' lien removed by the Clearing Corporations on Wednesday, June 24, 2026. Unaccepted shares tendered in physical form shall be returned in dematerialized mode within 30 days from the date of settlement, i.e., Wednesday, June 24, 2026. A confirmation letter has been dispatched to all the respective Eligible Shareholders on Wednesday, June 24, 2026.

2.8. The extinguishment of 60,00,00,000 (Sixty Crore) Equity Shares accepted under the Buyback, comprising of 59,99,96,904 Equity Shares in dematerialized form and 3,096 Equity Shares in physical form, are currently under process and shall be completed on or before Monday, July 6, 2026.

2.9. The Company, and its Board of Directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3. **CAPITAL STRUCTURE AND SHAREHOLDING PATTERN**

3.1. The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback		Post Buyback	
		No. of Shares	Amount (₹ in million)	No. of Shares	Amount (₹in million)
1	**Authorized Share Capital**	12,54,35,00,000 Equity Shares of ₹2 each	25,087	12,54,35,00,000 Equity Shares of ₹ 2 each	25,087
		2,50,00,000 Preference Shares of ₹10 each	250	2,50,00,000 Preference Shares of ₹ 10 each	250
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of ₹100 each	15	1,50,000 10% Optionally Convertible Cumulative Preference Shares of ₹100 each	15
		Total	**25,352**	**Total**	**25,352**
2	**Issued, Subscribed and Fully Paid-up**	10,50,35,49,797[#] Equity Shares of ₹2 each	21,007	9,90,35,49,797[*] Equity Shares of ₹2 each	**19,807**
		Total	**21,007**	**Total**	**19,807**

[*] Subject to extinguishment of 60,00,00,000 Equity Shares.

[#] 7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.

3.2. Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought back (%)	Equity Shares accepted as a % of total Post Buyback Equity Share Capital (%)
1	AZIM HASHAM PREMJI PARTNER REPRESENTING ZASH TRADERS	12,40,39,708	20.67	1.25
2	AZIM HASHAM PREMJI PARTNER REPRESENTING PRAZIM TRADERS	12,16,83,230	20.28	1.23
3	AZIM HASHAM PREMJI PARTNER REPRESENTING HASHAM TRADERS	10,62,79,402	17.71	1.07
4	AZIM PREMJI TRUST	3,83,24,141	6.39	0.39
5	AZIM HASHAM PREMJI	2,32,96,670	3.88	0.24
6	LIFE INSURANCE CORPORATION OF INDIA (MULTIPLE SCHEMES)	1,39,55,250	2.33	0.14
7	PRAZIM TRADING AND INVESTMENT COMPANY PRIVATE LIMITED	1,09,11,016	1.82	0.11
	Total	**43,84,89,417**	**73.08**	**4.43**

3.3. The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback[*]	
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	7,61,68,40,898	72.52	7,18,87,95,772	72.59
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	1,21,68,26,162	11.58	2,71,47,54,025	27.41
Financial Institutions/Banks, NBFCs & Mutual Funds	59,08,46,761	5.63		
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)[#]	1,07,90,35,976	10.27		
Total	**10,50,35,49,797**	**100.00**	**9,90,35,49,797**	**100.00**

[*] Subject to extinguishment of 60,00,00,000 Equity Shares.

[#] 7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.

4. **MANAGER TO THE BUYBACK**

JM Financial

JM Financial Limited
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400025, Maharashtra, India
Tel. No.: +91 22 6630 3030; +91 22 6630 3262
Fax: +91 22 6630 3330
Contact Person: Ms. Prachee Dhuri
Email: wipro.buyback2026@jmfl.com; **Website:** www.jmfl.com
SEBI Regn. No.: INM000010361
Corporate Identification Number: L67120MH1986PLC038784

5. **DIRECTORS' RESPONSIBILITY**

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Rishad A Premji Chairman Director Identification Number (DIN): 02983899	**Srinivas Pallia** Chief Executive Officer and Managing Director (DIN): 10574442	**Aparna Iyer** Chief Financial Officer	**M Sanaulla Khan** Company Secretary Membership Number: F4129

Place: Bengaluru
Date: June 25, 2026

CONCEPT

ತ್ರಿವಳಿ ಕೊಲೆ ಪ್ರಕರಣ: ಒಂದು ಕೊಲೆಗೆ ಸಂಚು, ಆಗಿದ್ದು ಮೂರು

[illegible]

ಸ್ವತಂತ್ರವಾಗಿರಲು ತಾಯಿ ಬಿಟ್ಟಿರಲಿಲ್ಲ, ಕೈದಿಯಂತೆ ಬದುಕಿದ್ದೆ

[illegible]

VISHWAVANI TV SPECIAL

17.64 ಲಕ್ಷ ಡಕಾಯಿತಿ 12 ಆರೋಪಿಗಳು ಸೆರೆ

[illegible]

ಭಾರತೀಯ ಸ್ಟೇಟ್ ಬ್ಯಾಂಕ್

[illegible]

PUBLIC NOTICE

Notice is hereby given to the public at large that the original title deeds relating to the property situated at Survey No. 412, Devanahalli Kasaba Hobli, Devanahalli Taluk, Bengaluru Rural District, presently held by Sanchaya Land and Estate Private Limited, have been lost/misplaced and are not traceable despite diligent search. A Lost Article Report bearing No. 226793/2026 dated 22.06.2026 has been lodged before Bengaluru City Police in respect of the said documents. The missing documents are:

Sl.No	Date of Execution	Document No	Description of Document
1	23.07.1982	2021/1982-83	Sale Deed pertaining to land situated at Devanahalli Village, Kasaba Hobli, Devanahalli Taluk
2	24.08.1984	470/1984-85	Sale Deed pertaining to land situated at Devanahalli Village, Kasaba Hobli, Devanahalli Taluk
3	14.08.1986	960/1986-87	Sale Deed pertaining to land situated at Devanahalli Village, Kasaba Hobli, Devanahalli Taluk
4	11.10.2010	4504/2010-11	Sale Deed executed by Smt.Asha K. Nayak represented by GPA Holder Sri K Muniraju
5	18.01.2012	4362/2011-12	Agreement of Sale executed between DNH-1-[illegible] Sri K. Muniraju and Smt. Shree Jain in CD-DNHD[illegible] respect of Sy. No. 412 measuring 3 Acres 29 Guntas
6	[illegible]	[illegible]	Mortgage Deed [illegible]
7	[illegible]	[illegible]	Relinquishment Deed [illegible]
8	[illegible]	[illegible]	Relinquishment Deed [illegible]
9	[illegible]	[illegible]	Relinquishment Deed [illegible]
10	[illegible]	[illegible]	Relinquishment Deed [illegible]
11	[illegible]	[illegible]	General Power of Attorney executed by [illegible] Smt. Shree Jain in favour of [illegible]
12	[illegible]	[illegible]	Cancellation of Rectification Deed [illegible]

Any person(s), bank(s), financial institution(s) or authority having any claim, right, title, interest, lien, charge, mortgage, encumbrance or objection in respect of the aforesaid documents/property shall intimate the undersigned in writing with supporting documents within 7 days from the date of publication of this notice, failing which it shall be presumed that no such claim exists and necessary steps shall be taken to obtain certified copies and deal with the property accordingly.

Place: Bengaluru, Date: 26.6.2026 Sd/- **Priya Nagamani**, Advocate

[illegible]

10 ಕೆಜಿ ಬೆಳ್ಳಿ ಆಭರಣ ಕಳವು: ಆರೋಪಿ ಸೆರೆ

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